Exhibit 99.1

Consolidated Financial Statements of
(Unaudited)

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.

Three and nine-month periods ended November 30, 2010 and 2009

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Consolidated Financial Statements
(Unaudited)

Three and nine-month periods ended November 30, 2010

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Consolidated Balance Sheets
(Unaudited)

November 30, 2010 and February 28, 2010

	November 30,	February 28,
	2010	2010

Assets

Current assets:
Cash	$2,199,569	$1,093,194
Short-term investments	3,004,100	1,001,011
Accounts receivable	5,314,363	3,290,654
Tax credits receivable	753,059	664,131
Inventories	3,923,710	2,645,752
Prepaid expenses	177,928	99,859
	15,372,729	8,794,601

Government grant receivable	150,000	150,000
Property, plant and equipment	6,908,710	7,398,231
Intangible assets	1,210,267	1,223,309

	$23,641,706	$17,566,141

Liabilities and Shareholders' Equity

Current liabilities:
Bank loan (note 8)	$60,000	$–
Accounts payable and accrued liabilities:
Company controlled by an officer and director (note 4)	179,717	175,177
Others	2,016,571	2,241,236
Advance payments (note 3)	821,453	878,814
Current portion of long-term debt (note 8)	989,713	1,002,337
	4,067,454	4,297,564

Convertible debentures (note 7)	–	467,864
Long-term debt (note 8)	4,044,380	4,805,024
	8,111,834	9,570,452

Shareholders' equity:
Capital stock, warrants and rights (note 9)	30,514,608	25,530,162
Contributed surplus and subsidiary options	9,460,205	9,278,767
Deficit	(24,444,941)	(26,813,240)
	15,529,872	7,995,689

	$23,641,706	$17,566,141

See accompanying notes to unaudited consolidated financial statements.

/s/ Ronald Denis	/s/ Michel Chartrand

Ronald Denis	Michel Chartrand
Chairman of the Board	Director

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Consolidated Statements of Earnings and Comprehensive Income
(Unaudited)

Three and nine-month periods ended November 30, 2010 and 2009

	Three-month periods ended		Nine-month periods ended
	November 30,	November 30,	November 30,	November 30,
	2010	2009	2010	2009

Revenue from sales and research contracts	$4,289,763	$3,758,243	$12,565,601	$8,006,560

Cost of sales and operating expenses (excluding amortization and stock-based compensation)	3,579,825	2,851,744	9,472,803	7,594,333
Research and development expenses	576,251	476,640	1,563,002	1,932,742
Financial	110,372	199,600	336,311	567,403
Amortization	235,767	178,827	693,600	526,516
Stock-based compensation	150,625	126,863	459,672	382,408
	4,652,840	3,833,674	12,525,388	11,003,402

(Loss) income before undernoted items	(363,077)	(75,431)	40,213	(2,996,842)

Interest income	1,126	10,366	13,340	43,427
Foreign exchange loss	(91,358)	(54,174)	(28,426)	(684,503)
Loss from sale of property, plant and equipment	(99,337)	–	(99,337)	–
Impairment of property, plant and equipment (note 6)	(139,306)	–	(139,306)	–
Gain on dilution (note 10)	2,492,731	2,142,104	2,765,029	2,142,104

Net income (loss) and comprehensive income (loss)	$1,800,779	$2,022,865	$2,551,513	$(1,495,814)

Basic earnings (loss) per share	$0.044	$0.053	$0.064	$(0.040)
Diluted earnings (loss) per share	0.043	0.050	0.063	(0.040)

Basic weighted average number of shares outstanding	40,976,564	38,182,285	39,882,433	37,810,721
Diluted weighted average number of shares outstanding	41,815,521	40,431,040	40,582,386	37,810,721

See accompanying notes to unaudited consolidated financial statements.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Consolidated Statements of Shareholders' Equity
(Unaudited)

Nine-month periods ended November 30, 2010 and 2009

	Common shares		Warrants		Subsidiary options		Contributed
	Number	Dollars	Number	Dollars	Number	Dollars	surplus	Deficit	Total

Balance, February 28, 2010	38,234,745	$25,237,122	1,106,598	$293,040	29,908,009	$163,006	$9,115,761	$(26,813,240)	$7,995,689
Exercise and expiry of Debenture Call Options	–	–	–	–	(1,100,000)	–	–	–	–
Exercise of stock options:
Cash	870,000	217,500	–	–	–	–	–	–	217,500
Ascribed value	–	155,931	–	–	–	–	(155,931)	–	–
Exercise of warrants:
Cash	1,068,000	1,335,000	(1,068,000)	–	–	–	–	–	1,335,000
Ascribed value	–	272,024	–	(272,024)	(3,112,139)	–	–	–	–
Expiry of warrants	–	–	(2,000)	(510)	(5,945,003)	–	510	–	–
Conversion of convertible debentures (note 7)	437,589	499,976	218,794	111,663	–	–	(80,431)	–	531,208
Exercise and expiry of Conversion Call-Options	–	–	–	–	(9,455,867)	(163,006)	120,624	–	(42,382)
Private placement	1,430,540	2,646,500	54,527	18,386	–	–	–	(183,214)	2,481,672
Stock-based compensation	–	–	–	–	2,495,000	61,292	398,380	–	459,672
Net income	–	–	–	–	–	–	–	2,551,513	2,551,513

Balance, November 30, 2010	42,040,874	$30,364,053	309,919	$150,555	12,790,000	$61,292	$9,398,913	$(24,444,941)	$15,529,872

Balance, February 28, 2009	37,683,422	$24,953,096	1,100,000	$280,175	1,100,000	$–	$9,047,034	$(25,131,127)	$9,149,178
Adjustment to reflect change in accounting policy for intangible assets	–	–	–	–	–	–	–	(146,915)	(146,915)
Exercise of stock options
Cash	448,125	109,531	–	–	–	–	–	–	109,531
Ascribed value	–	5,882	–	–	–	–	(5,882)	–	–
Exercise of warrants	26,000	39,122	(26,000)	(6,622)	–	–	–	–	32,500
Conversion of convertible debentures	69,783	68,813	34,891	19,409	9,455,867	163,006	(364,861)	–	(113,633)
Stock-based compensation	–	–	–	–	–	–	382,408	–	382,408
Net loss	–	–	–	–	–	–	–	(1,495,814)	(1,495,814)

Balance, November 30, 2009	38,227,330	$25,176,444	1,108,891	$292,962	10,555,867	$163,006	$9,058,699	$(26,773,856)	$7,917,255

See accompanying notes to unaudited consolidated financial statements.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Consolidated Statements of Cash Flows
(Unaudited)

Three and nine-month periods ended November 30, 2010 and 2009

	Three-month periods ended		Nine-month periods ended
	November 30,	November 30,	November 30,	November 30,
	2010	2009	2010	2009
		(Recast - note 2 (a))		(Recast - note 2 (a))

Cash flows from operating activities:
Net income (loss)	$1,800,779	$2,022,865	$2,551,513	$(1,495,814)
Non-cash items:
Amortization of property, plant and equipment	227,654	175,554	669,193	519,152
Amortization of intangible assets	8,113	3,273	24,407	7,364
Stock-based compensation	150,625	126,863	459,672	382,408
Accretion of the liability component of the convertible debentures (note 7)	11,120	55,167	34,540	148,201
Accrued interest on convertible debentures (note 7)	8,801	53,798	28,804	163,783
Loss from sale of property, plant and equipment	99,337	–	99,337	–
Impairment of property, plant and equipment (note 6)	139,306	–	139,306	–
Unrealized foreign exchange loss (gain) on advance payments	5,610	5,650	41,167	(11,700)
Gain on dilution	(2,492,731)	(2,142,104)	(2,765,029)	(2,142,104)
Foreign exchange loss on cash	31,854	26,195	37,804	343,939
Net change in operating assets and liabilities (note 5)	(1,071,601)	(1,181,628)	(3,720,994)	1,119,511
	(1,081,133)	(854,367)	(2,400,280)	(965,260)

Cash flows from investing activities:
Additions to property, plant and equipment	(235,914)	(237,609)	(696,256)	(3,230,975)
Additions to intangible assets	(550)	(4,091)	(8,472)	(145,722)
(Purchase) maturity of short-term investments	(2,001,022)	489,708	(2,003,089)	1,460,085
Sale of property, plant and equipment	229,028	–	229,028	–
	(2,008,458)	248,008	(2,478,789)	(1,916,612)

Cash flows from financing activities:
(Decrease) increase in bank loan	(80,000)	370,000	60,000	460,000
Increase in long-term debt	–	137,491	–	2,999,999
Repayment of long-term debt	(253,109)	(249,433)	(793,571)	(545,847)
Issue of share capital on private placement	2,646,500	–	2,646,500	–
Share issue expenses	(164,828)	–	(164,828)	–
Exercise of Call Options	1,209,191	–	1,480,791	–
Exercise of subsidiary warrants	1,241,158	1,530	1,241,856	1,530
Issue of share capital on exercise of options	–	102,749	217,500	109,531
Issue of share capital on exercise of warrants	–	32,500	1,335,000	32,500
	4,598,912	394,837	6,023,248	3,057,713
Foreign exchange loss on cash held in foreign currencies	(31,854)	(26,195)	(37,804)	(343,939)

Net increase (decrease) in cash	1,477,467	(237,717)	1,106,375	(168,098)

Cash, beginning of period	722,102	905,391	1,093,194	835,772

Cash, end of period	$2,199,569	$667,674	$2,199,569	$667,674

Supplemental cash flow disclosures (note 5)

See accompanying notes to unaudited consolidated financial statements.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
(Unaudited)

Three and nine-month periods ended November 30, 2010 and 2009

1.	Basis of presentation:

The unaudited interim consolidated financial statements include the accounts of Neptune Technologies & Bioressources Inc. (the "Company") and its subsidiaries, Acasti Pharma Inc. ("Acasti Pharma"), NeuroBioPharm Inc. ("NeuroBioPharm") and Neptune Technologies & Bioressources USA Inc. These interim consolidated financial statements have not been reviewed by the auditors and reflect normal and recurring adjustments which are, in the opinion of Neptune Technologies & Bioressources Inc., considered necessary for a fair presentation. These interim unaudited consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles ("GAAP"). However, they do not include all disclosures required under generally accepted accounting principles and, accordingly, should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company’s latest annual report. The Company applied the same accounting policies in the preparation of the interim consolidated financial statements as those in its audited consolidated financial statements for the year ended February 28, 2010.

2.	Changes to accounting policies:

(a)	New accounting policies:

Presentation of unrealized gains and losses on foreign exchange:

The Company recast the unaudited interim consolidated statement of cash flows for the three and nine-month periods ended November 30, 2009, in order to present the effects of unrealized gains and losses on foreign exchange, as was required by Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1540, Cash Flow Statements. For the three and nine-month periods ended November 30, 2009, as a result of the correction, cash flows from operating activities (foreign exchange loss on cash) increased by $26,195 and $343,939, respectively, and the foreign exchange loss on cash held in foreign currencies was deducted, in the same amounts.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
(Unaudited)

Three and nine-month periods ended November 30, 2010 and 2009

2.	Changes to accounting policies (continued):

(b)	Future accounting changes:

International Financial Reporting Standards:

In February 2008, Canada’s Accounting Standards Board ("AcSB") confirmed that Canadian GAAP, as used by publicly accountable enterprises, would be replaced by International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore, the Company will be required to report under IFRS for its 2011-2012 interim and annual consolidated financial statements, with comparative figures for the previous period. The Company will convert to these new standards according to the timetable set within these new rules.

The Company’s transition process from Canadian GAAP to IFRS has been initiated. A progress report was submitted to the Audit Committee on the status of the IFRS implementation in May, July and October 2010. Progress reporting to the Audit Committee on the status of the IFRS implementation will be provided on a quarterly basis.

To date, the Company has completed the initial assessment phase and is currently working on the detailed assessment and design phase. The Company has not yet quantified the impact of IFRS on the key line items in the consolidated financial statements.

3.	Partnership and collaboration agreements:

In 2008, the Company received a first payment of €500,000 out of several payments scheduled under the terms of a partnership agreement. The agreement foresees the Company’s commitment of developing a clinical research program and the development of products incorporating Neptune Krill Oil - NKO® in a dietary matrix. An amount of 62.5% of the initial payment is refundable only if the parties fail to meet certain developmental milestones, prior to the release of the products on the market. In addition, during the three-month period ended May 31, 2010, the Company received an amount of €100,000 which was conditional to the Company receiving the Novel Food status as well as meeting positive organoleptic results, as defined in an amendment to the partnership agreement between the two parties. No revenues have been recognized by the Company under this agreement. This amount, $821,453, is included in ''Advance payments'' in the consolidated balance sheet.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
(Unaudited)

Three and nine-month periods ended November 30, 2010 and 2009

3.	Partnership and collaboration agreements (continued):

The Company also entered into a collaboration agreement under which it can receive $299,860. Under the terms of the agreement, the Company will conduct a clinical research project on the effects of Neptune Krill Oil - NKO® and its concentrates on certain human health conditions. The agreement includes a period of exclusivity on the rights by the partner to the use of the clinical study results. As at November 30, 2010, the Company has received $199,860 under the agreement with the final amount of $100,000 to be received at the conclusion of the research project. For the three and nine-month periods ended November 30, 2010, revenues of $18,091 and $61,611, respectively, were recognized in consolidated earnings on the basis of percentage of completion of the clinical study. As of November 30, 2010, the difference between the payments received of $199,860 and revenues recognized to that date amounts to $45,417, and is included in ''Accounts receivable'' in the consolidated balance sheet.

4.	Related party transactions:

Under the terms of an agreement entered into with a company controlled by an officer and director (which is also a shareholder of the Company), the Company is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. The annual amount disbursed cannot exceed net earnings before interest, taxes and amortization of the Company on a non-consolidated basis. For the three and nine-month periods ended November 30, 2010, total royalties included in operating expenses amounted to $42,717 and $123,372, respectively (three and nine-month periods ended November 30, 2009 - $68,746 and $110,741, respectively). As at November 30, 2010, the balance due to this company under this agreement amounts to $179,717 (February 28, 2010 - $175,177). This amount is presented in the balance sheet under “Accounts payable and accrued liabilities”.

These transactions are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
(Unaudited)

Three and nine-month periods ended November 30, 2010 and 2009

5.	Supplemental cash flow disclosures:

(a)	Net change in operating assets and liabilities are detailed as follows:

	Three-month periods ended		Nine-month periods ended
	November 30,	November 30,	November 30,	November 30,
	2010	2009	2010	2009

Accounts receivable	$(1,472,669)	$(1,168,211)	$(2,023,709)	$2,079,654
Tax credits receivable	(80,058)	(43,972)	(88,928)	5,158
Inventories	336,391	199,622	(1,277,958)	(673,446)
Prepaid expenses	208,213	11,302	(78,069)	155,431
Accounts payable and accrued liabilities	(52,258)	(177,694)	(153,802)	(407,077)
Advance payments	(11,220)	(2,675)	(98,528)	(40,209)

	$(1,071,601)	$(1,181,628)	$(3,720,994)	$1,119,511

(b)	Non-cash transactions:

	November 30,		November 30,
	2010		2009
	(9 months	)	(9 months	)

Acquired property, plant and equipment included in accounts payable and accrued liabilities	$139,070		$239,978
Intangible assets included in accounts payable and accrued liabilities	2,893		20,894
Property, plant and equipment acquired by way of capital lease	20,303		–
Conversion of convertible debentures	531,208		2,026,941

(c)	Other:

	Three-month period ended		Nine-month period ended
	November 30,	November 30,	November 30,	November 30,
	2010	2009	2010	2009

Interest paid	$86,180	$80,983	$254,712	$200,781

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
(Unaudited)

Three and nine-month periods ended November 30, 2010 and 2009

6.	Impairment of property, plant and equipment:

During the three-month period ended November 30, 2010, the Company decided to terminate its enterprise resource planning (ERP) software implementation due to lack of functionality and the weak support from the software provider. As a result, the full carrying amount of the project in progress was written-off.

7.	Convertible debentures:

		Accrued
	Debentures	interest	Total

Liability balance of convertible debentures as at February 28, 2009 (principal amount of $2,750,000)	$2,080,192	$86,191	$2,166,383

Accrued interest	–	173,636	173,636
Accretion of the liability component	158,906	–	158,906
Debentures converted into Neptune units	(69,168)	(9,552)	(78,720)
Debentures converted into Acasti units	(1,755,452)	(196,889)	(1,952,341)

Liability balance of convertible debentures as at February 28, 2010 (principal amount of $496,000)	414,478	53,386	467,864

Accrued interest	–	28,804	28,804
Accretion of the liability component	34,540	–	34,540
Debentures converted into Neptune units	(449,018)	(82,190)	(531,208)

Liability balance of convertible debentures as at November 30, 2010	$–	$–	$–

During the nine-month period ended November 30, 2010, convertible debentures of a nominal amount of $496,000 plus $82,190 of accrued interest were converted into Neptune units. Each unit comprises one common share and one-half Conversion warrant.

A total of 437,589 units have been issued corresponding to 437,589 common shares and 218,794 Conversion warrants. Each Conversion warrant allows its holder to buy one share of the company until October 9, 2011 at various prices ranging from $2.00 to $2.19 depending on the market price of Neptune shares at their date of conversion

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
(Unaudited)

Three and nine-month periods ended November 30, 2010 and 2009

7.	Convertible debentures (continued):

These transactions decreased the balance of convertible debentures and contributed surplus by $531,208 and by $80,431, respectively, and increased the capital stock and warrants by a total of $611,639. This value has been proportionately allocated to capital stock and Conversion Warrants based on their relative fair value at time of issuance.

The fair value of the Conversion Warrants issued of $111,663 was determined by using a binomial method with the following assumptions:

Fair value of common shares	$2.00 to $2.19
Risk-free interest rate	1.18% to 1.38%
Estimated life	0.9 to 1 year
Expected volatility	60% to 62%
Exercise price	$2.00 to $2.19

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
(Unaudited)

Three and nine-month periods ended November 30, 2010 and 2009

8.	Long-term debt:

	November 30,	February 28,
	2010	2010

Mortgage loan, principal balance of $3,500,000, bearing interest at the prime rate plus 2%, partly secured (38.46%) by Investissement Québec (for an annual premium of 2.5% on the secured amount), through a savings guarantee from Neptune of $1,000,000, and through a first-ranking mortgage on the plant, a first-ranking mortgage on all movable assets (except for accounts receivable and merchandise) current and future, corporeal and incorporeal, and tangible and intangible except for intellectual property (which is subject to a negative pledge agreement) and a second-ranking mortgage on all accounts receivable and merchandise, reimbursable in monthly principal payments of $41,667 until November 2015. The amount recorded is net of related financial expenses.

	$2,463,915	$2,833,502

Mortgage loan, principal balance of $3,000,000, bearing interest at the prime rate plus 2%, secured as indicated above, reimbursable in monthly principal payments of $36,165 until August 2016	2,459,204	2,820,852

Obligations under capital leases, interest rates varying from 6.17% to 15.46%, payable in average monthly instalments of $4,580 ($4,123 as at February 28, 2010), maturing at different dates until 2014	52,484	68,551

Refundable contribution obtained from a federal program available for small and medium-sized business, without collateral or interest, payable in semi-annual instalments of $9,701 until October 2012	38,805	58,207

Refundable contribution obtained from a federal program available for small and medium-sized business, without collateral or interest, payable in semi-annual installments of $6,562 until December 2011	19,685	26,249
	5,034,093	5,807,361

Current portion of long-term debt	989,713	1,002,337

	$4,044,380	$4,805,024

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
(Unaudited)

Three and nine-month periods ended November 30, 2010 and 2009

8.	Long-term debt (continued):

The Company has an authorized operating line of credit of $1,000,000, bearing interest at the prime rate plus 2.25% (February 28, 2010 - 2.25%). The line of credit is guaranteed by a first-ranking movable mortgage on all accounts receivable and merchandise, a second-ranking mortgage on the production plant and a third-ranking mortgage on all other movable assets, current and future, corporeal and incorporeal, and tangible and intangible except for intellectual property (which is subject to a negative pledge agreement). The Company has an authorized exchange line of credit of $200,000 bearing interest at the prime rate plus 1.75%. The exchange line of credit is to support risk content of forward contracts. The exchange line of credit bears the same conditions as the operating line of credit. As at November 30, 2010, an amount of $60,000 (nil as at February 28, 2010) was used under the operating and exchange lines of credit.

9.	Capital stock and warrants:

(a)	Authorized capital stock:

Unlimited number of shares without par value

- Common shares

Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance:

- Series A preferred shares, non-voting, non-participating, fixed, preferential and non-cumulative dividend of 5% of paid-up capital, exchangeable at the holder's option under certain conditions into common shares (none issued and outstanding)

(b)	Private placement:

During the three-month period ended November 30, 2010, the Company issued 1,430,540 common shares for aggregate proceeds of $2,646,500, before share expenses of $183,214. Share issue expenses include warrants issued to its agents. 27,027 warrants are exercisable at $2.15 and 27,500 at $2.50 per share until October 11, 2011 and October 12, 2011, respectively.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
(Unaudited)

Three and nine-month periods ended November 30, 2010 and 2009

9.	Capital stock and warrants (continued):

(c)	Warrants:

Warrants of the Company are composed of the following as at November 30, 2010 and February 28, 2010:

		November 30,		February 28,
		2010		2010

	Number		Number
	outstanding	Amount	outstanding	Amount

Debenture warrants	–	$–	1,070,000	$272,534
Conversion warrants	255,392	132,169	36,598	20,506
Private placement warrants	54,527	18,386	–	–

	309,919	$150,555	1,106,598	$293,040

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
(Unaudited)

Three and nine-month periods ended November 30, 2010 and 2009

9.	Capital stock and warrants (continued):

(d)	Subsidiary options:

Subsidiary options held by the Company are eliminated upon consolidation. Subsidiary options not held by the Company and Call-Options on the Company's own subsidiary shares are detailed as follows as at November 30, 2010 and February 28, 2010:

		November 30,		February 28,
		2010		2010

	Number		Number
	outstanding	Amount	outstanding	Amount

Acasti Pharma Inc.:
Series 2 warrants	–	$–	9,027,142	$–
Series 4 warrants	6,000,000	–	4,755,000	–
Series 5 warrants	–	–	30,000	–
Options outstanding under stock-based compensation plan (note 11)	850,000	–	850,000	–
Debenture Call Options	–	–	1,100,000	–
Conversion Call- Options	–	–	9,455,867	163,006
	6,850,000	–	25,218,009	163,006

Neurobiopharm Inc.:
Series 4 warrants	5,910,000	–	4,660,000	–
Series 5 warrants	30,000	–	30,000	–
	5,940,000	–	4,690,000	–

	12,790,000	$–	29,908,009	$163,006

(e)	Shareholder Rights Plan:

The Company held a special, annual shareholders' meeting on June 22, 2010 (the "Meeting"). At the Meeting, a majority of shareholders adopted the Shareholder Rights Plan (the "SRP"), which had been previously approved by the Board of Directors of the Company.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
(Unaudited)

Three and nine-month periods ended November 30, 2010 and 2009

9.	Capital stock and warrants (continued):

(e)	Shareholder Rights Plan (continued):

The Board determined that the establishment of a SRP was in the best interest of the Company's shareholders to have more time to consider any significant takeover bid for the Company without undue pressure, to allow the Board to propose, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge. The rights issue pursuant to the SRP required the approval by a majority of shareholders, which was obtained at the Meeting.

The SRP allows holders of common shares to purchase from the Company, for each common share held, an amount of common shares worth twice the market price on the date a triggering event occurs, at a price per common share equal to half the market price on the date of such triggering event. As defined in the SRP, a triggering event consists in a transaction that results in the acquisition by a person or group of persons (the "Acquirer") of 20% or more of the outstanding common shares of the Company through a transaction that is not considered a permitted bid. The Acquirer would not be entitled to exercise any right it may hold through such transaction.

The rights under the SRP are not triggered by the purchase of shares made pursuant to a permitted bid. A permitted bid is one that is open for not less than 60 days and that is made to all shareholders by way of a take-over circular prepared in compliance with applicable securities laws. It must also comply with certain other conditions set out in the agreement signed with Computershare Services Inc., acting as registrar and transfer agent for the Company, to implement the SRP.

The Board retains discretion on the continuation of the SRP until its scheduled termination in three years, and on the waiving of dilutive effects of the provisions on triggering events for acquirers. A copy of the SRP is available on SEDAR and EDGAR under the Company's filings.

10.	Non-controlling interest:

During the nine-month period ended November 30, 2010, the Company’s participation in Acasti Pharma changed as follows:

(a)

On April 30, 2010, various holders of Debenture Call Options exercised their right to purchase Class A shares of Acasti, resulting in the transfer of 1,086,400 shares from Neptune. As the carrying amount of the Acasti net assets, after accounting for the Company’s preference share, was negative at the time of the transaction, the cash collected on exercise of Debenture Call Options in the amount of $271,600 was recognized as a gain on dilution and no amount was allocated to non-controlling interest.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
(Unaudited)

Three and nine-month periods ended November 30, 2010 and 2009

10.	Non-controlling interest (continued):

(b)

Throughout the nine-month period ended November 30, 2010, various holders of Acasti warrants exercised their right to purchase Class A shares of Acasti, resulting in the issuance of 3,112,139, shares by Acasti. As the carrying amount of the Acasti net assets, after accounting for the Company’s preference share, was negative at the time of the transaction, the cash collected on exercise of warrants in the amount of $1,241,856 was recognized as a gain on dilution and no amount was allocated to non-controlling interest.

(c)

Throughout the three-month period ended November 30, 2010, various holders of Conversion Call-Options exercised their right to acquire from the Company Class A shares of Acasti, resulting in the transfer of 2,418,381 shares. As the carrying amount of the Acasti net assets, after accounting for the Company’s preference share, was negative at the time of the transaction, the cash collected on exercise of Conversion Call-Options in the amount of $1,209,191, as well as their ascribed value of $42,382, was recognized as a gain on dilution and no amount was allocated to non-controlling interest.

(d)

On November 30, 2010, Neptune exercised 5,418,381 Series III Acasti warrants at a price of $0.40 and 2,970,000 Series V Acasti warrants at a price of $0.30, for a total investment of $3,058,352. As the carrying amount of non-controlling interest was nil at that time, no adjustment to non-controlling interest was effected.

The distribution of the shareholdings of issued and outstanding Acasti Pharma’s capital stock between the Company and other shareholders as at November 30, 2010 and February 28, 2010 is detailed as follows:

			November 30,			February 28,
			2010			2010
		Other			Other
	Company	shareholders	Total	Company	shareholders	Total
Class A shares	33,667,733	25,506,711	59,174,444	28,784,133	18,889,791	47,673,924
Class B shares	4,950,000	50,000	5,000,000	4,950,000	50,000	5,000,000
Class C shares	–	260,000	260,000	–	260,000	260,000
	38,617,733	25,816,711	64,434,444	33,734,133	19,199,791	52,933,924
Votes	76%	24%	100%	80%	20%	100%
Participation	57%	43%	100%	60%	40%	100%

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
(Unaudited)

Three and nine-month periods ended November 30, 2010 and 2009

10.	Non-controlling interest (continued):

The characteristics of Acasti Pharma's issued and outstanding classes of capital stock are detailed as follows:

-

Class A shares, voting (one vote per share), participating and without par value.

-

Class B shares, voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class B shares are exchangeable, at the holder's discretion, for Class A shares, on a one-for-one basis, as of January 1, 2009. Class B shares are redeemable at the holder's discretion for $0.80 per share, subject to certain conditions.

-

Class C shares, non-voting, non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class C shares are exchangeable, at the holder's discretion, for Class A shares, on a one-for-one basis, as of January 1, 2009. Class C shares are redeemable at the holder's discretion for $0.20 per share, subject to certain conditions.

Under Canadian GAAP, upon consolidation, losses of the subsidiaries cannot be allocated to non-controlling interests in excess of their carrying amount. Consequently, all of the subsidiaries’ losses have been allocated to the Company during the three and nine-month periods ended November 30, 2010 and 2009.

11.	Stock-based compensation plans:

(a)	Company stock-based compensation plan:

Following the Company’s annual shareholders’ meeting, the Company's stock option plan now allows the Company to issue a number of incentive stock options not in excess of 15% of the number of shares issued and outstanding on the date of the Meeting. As at the date of the Meeting, the total number of common shares of the Company issued and outstanding was 40,172,744.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
(Unaudited)

Three and nine-month periods ended November 30, 2010 and 2009

11.	Stock-based compensation plans (continued):

(a)	Company stock-based compensation plan (continued): Activities within the plan are detailed as follows:

		Nine-month period		Nine-month period
		ended November 30,		ended November 30,
		2010		2009

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Options outstanding, beginning of period	2,920,250	$1.63	3,669,750	$1.57
Granted	1,135,000	1.61	110,000	1.88
Exercised	(870,000)	0.25	(448,125)	0.26
Forfeited	(53,625)	1.80	(302,750)	2.60

Options outstanding, end of period	3,131,625	2.00	3,028,875	1.67

Exercisable options, end of period	1,985,375	$2.21	2,552,125	$1.52

The fair value of the options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the periods:

	Nine-month period	Nine-month period	Nine-month period
	ended November 30,	ended November 30,	ended November 30,
	2010	2010	2009

	Non-employees	Employees	Employees

Dividend	–	–	–
Risk-free interest rate	1.52%	1.79%	1.38%
Estimated life	2.5 years	2.5 years	2.5 years
Expected volatility	83%	86%	94%

The weighted average of the fair value of the options granted to employees during the period is $0.66 (2009 - $0.78) . The weighted average of the fair value of the options granted to non-employees during the period is $0.72 (2009 - no options were granted to non-employees).

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
(Unaudited)

Three and nine-month periods ended November 30, 2010 and 2009

11.	Stock-based compensation plans (continued):

(b)	Acasti Pharma stock-based compensation plan:

The following table presents information on outstanding stock options:

	Nine-month period		Nine-month period
	ended November 30,		ended November 30,
	2010		2009

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Options outstanding, beginning of period	850,000	$0.25	850,000	$0.25
Granted	–	–	25,000	0.25
Forfeited	–	–	(25,000)	0.25

Options outstanding, end of period	850,000	$0.25	850,000	$0.25

Options exercisable, end of period	601,250	$0.25	588,750	$0.25

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
(Unaudited)

Three and nine-month periods ended November 30, 2010 and 2009

11.	Stock-based compensation plans (continued):

(c)	Other stock-based compensation:

The following table presents information on outstanding Acasti warrants given as stock-based compensation:

	Nine-month period		Nine-month period
	ended November 30,		ended November 30,
	2010		2009

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price

Warrants outstanding, beginning of period	4,695,000	$0.25	4,595,000	$0.25
Granted	1,245,000	0.49	100,000	0.25

Warrants outstanding, end of period	5,940,000	$0.30	4,695,000	$0.25

Warrants exercisable, end of period	4,992,750	$0.27	3,313,000	$0.25

From the 1,245,000 warrants granted, Neptune has awarded 550,000 warrants that are pending shareholder approval. As those warrants are pending shareholder approval, no expense has been recorded on those grants.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
(Unaudited)

Three and nine-month periods ended November 30, 2010 and 2009

11.	Stock-based compensation plans (continued):

(c)	Other stock-based compensation (continued):

The fair value of the warrants granted has been estimated according to the Black-Scholes awards pricing model and based on the weighted average of the following assumptions for warrants granted during the period:

Nine-month period
ended November 30,
2010

Dividend	–
Risk-free interest rate	2.22%
Estimated life	2.5 years
Expected volatility	75%

The weighted average of the fair value of the warrants granted to employees during the period is $0.23. No warrants were granted to non-employees.

The following table presents information on outstanding NeuroBioPharm warrants given as stock-based compensation:

	Nine-month period		Nine-month period
	ended November 30,		ended November 30,
	2010		2009

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price

Warrants outstanding, beginning of period	4,590,000	$0.10	4,590,000	$0.10
Granted	1,250,000	0.23	–	–

Warrants outstanding, end of period	5,840,000	$0.13	4,590,000	$0.10

Warrants exercisable, end of period	4,576,250	$0.11	2,015,000	$0.10

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
(Unaudited)

Three and nine-month periods ended November 30, 2010 and 2009

11.	Stock-based compensation plans (continued):

(c)	Other stock-based compensation (continued):

The fair value of the warrants granted has been estimated according to the Black-Scholes awards pricing model and based on the weighted average of the following assumptions for warrants granted during the period:

Nine-month period
ended November 30,
2010

Dividend	–
Risk-free interest rate	1.56%
Estimated life	3 years
Expected volatility	75%

As the exercise price of warrants granted is higher than the estimated fair value of the shares of NeuroBioPharm, the weighted average of the fair value of the warrants granted to employees during the period is nominal. No warrants were granted to non-employees.

12.	Segment disclosures:

The Company has three reportable operating segments structured in legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical applications for cardiovascular diseases (Acasti Pharma), and the third is the development and commercialization of pharmaceutical neurological diseases (NeuroBioPharm).

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
(Unaudited)

Three and nine-month periods ended November 30, 2010 and 2009

12.	Segment disclosures (continued):

The following tables show information by segment:

				Three-month period
				ended November 30,
					2010

				Elimination
	Nutraceutical	Cardiovascular	Neurological	and other	Total

Sales and research contracts	$4,321,522	$–	$18,091	$(49,850)	$4,289,763
Cost of sales and operating expenses (excluding amortization and stock- based compensation)	(3,347,932)	(246,750)	(34,993)	49,850	(3,579,825)
Research and development expenses	(209,275)	(318,589)	(48,387)	–	(576,251)
Financial	(109,888)	(484)	–	–	(110,372)
Amortization	(232,839)	(2,928)	–	–	(235,767)
Stock-based compensation	(108,891)	(32,713)	(9,021)	–	(150,625)
Interest income	1,122	4	–	–	1,126
Foreign exchange (loss) gain	(92,034)	676	–	–	(91,358)
Gain on dilution	1,251,573	–	–	1,241,158	2,492,731
Loss from sale of property, plant and equipment	(99,337)	–	–	–	(99,337)
Impairment of property, plant and equipment	(139,306)	–	–	–	(139,306)

Net income (loss) and comprehensive income (loss)	$1,234,715	$(600,784)	$(74,310)	$1,241,158	$1,800,779

Cash	$84,935	$2,052,080	$62,554	$–	$2,199,569
Short-term investments	2,004,100	1,000,000	–	–	3,004,100
Total assets	19,773,104	3,662,139	206,463	–	23,641,706

Expenditures for long-lived assets	$236,464	$–	$–	$–	$236,464

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
(Unaudited)

Three and nine-month periods ended November 30, 2010 and 2009

12.	Segment disclosures (continued):

The following tables show information by segment (continued):

				Nine-month period
				ended November 30,
					2010

				Elimination
	Nutraceutical	Cardiovascular	Neurological	and other	Total

Sales and research contracts	$12,587,820	$–	$61,611	$(83,830)	$12,565,601
Cost of sales and operating expenses (excluding amortization and stock- based compensation)	(8,935,335)	(513,247)	(108,051)	83,830	(9,472,803)
Research and development expenses	(592,932)	(863,087)	(106,983)	–	(1,563,002)
Financial	(335,511)	(800)	–	–	(336,311)
Amortization	(685,462)	(8,138)	–	–	(693,600)
Stock-based compensation	(377,922)	(64,056)	(17,694)	–	(459,672)
Interest income	9,171	3,870	299	–	13,340
Foreign exchange loss	(27,264)	(1,162)	–	–	(28,426)
Gain on dilution	1,523,173	–	–	1,241,856	2,765,029
Loss from sale of property, plant and equipment	(99,337)	–	–	–	(99,337)
Impairment of property, plant and equipment	(139,306)	–	–	–	(139,306)

Net income (loss) and comprehensive income (loss)	$2,927,095	$(1,446,620)	$(170,818)	$1,241,856	$2,551,513

Cash	$84,935	$2,052,080	$62,554	$–	$2,199,569
Short-term investments	2,004,100	1,000,000	–	–	3,004,100
Total assets	19,773,104	3,662,139	206,463	–	23,641,706

Expenditures for long-lived assets	$691,730	$12,998	$–	$–	$704,728

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
(Unaudited)

Three and nine-month periods ended November 30, 2010 and 2009

12.	Segment disclosures (continued):

The following tables show information by segment (continued):

					Three-month period
					ended November 30,
						2009

	Nutraceutical		Cardiovascular		Neurological	Total

Sales and research contracts	$3,755,569	$	−		$2,674	$3,758,243
Cost of sales and operating expenses (excluding amortization and stock-based compensation)	(2,727,638)		(103,184)		(20,922)	(2,851,744)
Research and development expenses	(159,728)		(295,611)		(21,301)	(476,640)
Financial	(199,519)		(81)		−	(199,600)
Amortization	(177,141)		(1,686)		−	(178,827)
Stock-based compensation	(126,863)		−		−	(126,863)
Interest income	5,704		4,662		−	10,366
Foreign exchange loss	(50,517)		(3,657)		−	(54,174)
Gain on dilution	2,142,104		−		−	2,142,104

Net income (loss) and comprehensive income (loss)	$2,461,971		$(399,557)		$(39,549)	$2,022,865

Cash	$553,023		$114,651	$	−	$667,674
Short-term investments	1,320,125		538,044		−	1,858,169
Total assets	16,471,169		1,071,091		30,168	17,572,428

Expenditures for long-lived assets	$241,700	$	−	$	−	$241,700

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
(Unaudited)

Three and nine-month periods ended November 30, 2010 and 2009

12.	Segment disclosures (continued):

The following tables show information by segment (continued):

			Nine-month period
			ended November 30,
				2009

	Nutraceutical	Cardiovascular	Neurological	Total

Sales and research contracts	$7,966,351	$–	$40,209	$8,006,560
Cost of sales and operating expenses (excluding amortization and stock-based compensation)	(7,254,988)	(276,683)	(62,662)	(7,594,333)
Research and development expenses	(821,931)	(901,393)	(209,418)	(1,932,742)
Financial	(567,058)	(345)	–	(567,403)
Amortization	(521,578)	(4,938)	–	(526,516)
Stock-based compensation	(382,408)	–	–	(382,408)
Interest income	23,594	19,833	–	43,427
Foreign exchange loss	(675,853)	(8,650)	–	(684,503)
Gain on dilution	2,142,104	–	–	2,142,104

Net loss and comprehensive loss	$(91,767)	$(1,172,176)	$(231,871)	$(1,495,814)

Cash	$553,023	$114,651	$–	$667,674
Short-term investments	1,320,125	538,044	–	1,858,169
Total assets	16,471,169	1,071,091	30,168	17,572,428

Expenditures for long-lived assets	$3,376,697	$–	$–	$3,376,697

13.	Comparative figures:

Certain comparative figures previously reported have been reclassified to conform to the presentation adopted in the current period.